

10035220

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53309

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Flextrade LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Great Neck Road
(No. and Street)

Great Neck	NY	11021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vijay Kedia 516-627-8993
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block & Anchin LLP
(Name -- *if individual, state last, first, middle name*)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vijay Kedia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Flextrade LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

1/21/13

HEIDI SCHAFFER
Notary Public, State of New York
No. 02SC5079476
Qualified in Nassau County
Commission Expires ~~June~~ 10/23/13

Heidi Schaffer
Notary Public

Signature

PRESIDENT
Title

2/23/13
HEIDI SCHAFFER Heidi Schaffer
Notary Public, State of New York
No. 02SC5079476
Qualified in Nassau County
Commission Expires ~~June~~ 10/23/13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

INDEPENDENT AUDITORS' REPORT

To Flextrade LLC:

We have audited the accompanying statement of financial condition of Flextrade LLC as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Flextrade LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

Anchin, Block & Anchin LLP

New York, New York
February 17, 2010

FLEXTRADE LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 10,257,396
Accounts receivable, net of $230,000 allowance for doubtful accounts	2,755,154
Other assets	8,224
Total Assets	**$ 13,020,774**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Sales tax payable and accrued expenses	$ 427,115
Deferred revenue	4,450,070
Customer deposits	200,500
Due to Parent	2,416,666
Total Liabilities	7,494,351
Commitments and Contingencies	
Member's Equity	5,526,423
Total Liabilities and Member's Equity	**$ 13,020,774**

See the accompanying Notes to the Statement of Financial Condition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Flextrade LLC (the "Company") was organized in New York on December 18, 2000, as a limited liability company. The Company is wholly owned by Flextrade Systems, Inc. (the "Parent"). The operating agreement provides for the Company to continue until December 31, 2040 unless dissolved sooner.

Principal Business Activity

The Company licenses computer software primarily to security broker-dealers located throughout the United States. The software's function is to carry out and initiate orders to buy and sell securities. The software routes an investor's order to the broker-dealer for purposes of executing and settling transactions and all other elements of broker-dealer services. The Parent provides customer support services and performs other related administrative functions. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Cash and Cash Equivalents

Cash equivalents consist of a money market fund.

Financial Statement Estimates

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company's revenue from licensing agreements is based on the number of shares traded through the use of the licensed software and recognized when the trades occur. Upfront fees from customers are deferred and recognized over the life of the contract. Some agreements may provide for a maximum annual fee payable by a customer. In such cases, if the Company determines based on the proportionate number of shares traded as of the balance sheet date, that the volume of shares traded will result in the maximum being reached, the revenue is recognized on the straight line basis over the life of the contract.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable and Allowance for Doubtful Accounts

The Company's trade accounts receivable are recorded at amounts billed to customers and presented on the balance sheet net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

Income Taxes

No provision is required for federal and state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations the Company is treated as a disregarded entity; accordingly, the income of the Company is taxed to the member.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)i of the Rule.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

NOTE 3 - NET CAPITAL REQUIREMENTS (CONTINUED)

At December 31, 2009, the Company had net capital of $3,518,819 which was $3,019,195 in excess of its required minimum net capital of $499,624. The Company's ratio of aggregate indebtedness to net capital was 2.13 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has an agreement with its Parent, which provides that the Parent will provide and pay for specified administrative duties and other services for the Company and that the Company will reimburse the Parent for its share of the associated expenses. The Parent charges the Company monthly an amount for its share of the estimated annual expenses and adjusts such amounts as of December 31, 2009 based on actual expenses incurred. The difference between the amounts billed and the actual expenses for the year resulted in an amount due to Parent which was paid subsequent to December 31, 2009 in accordance with the agreement. The agreement provides that the Parent and the Company shall review the cost allocation between the parties no less than annually whereby such amounts may be adjusted. The agreement terminates upon the mutual consent of the parties or the termination of the existence of either party.

NOTE 5 - CREDIT RISK CONCENTRATION

The Company maintains accounts in a bank located in New York. The excess of deposit balances reported by the bank over amounts covered by federal insurance was approximately $10,007,000 at December 31, 2009.

NOTE 6 - MAJOR CUSTOMERS

Certain larger customers of the broker-dealers which license the Company's products may influence the selection of the software to be used.

NOTE 7 - CONTINGENCIES

Sales Tax Examination

The Company is involved in a sales tax examination with New York State (NYS) which covers the reporting periods from September 1, 2001 to August 31, 2008. NYS is questioning the Company's methodology of determining the taxable portion of its revenue billed to customers that are subject to NYS sales tax and has asserted that a greater portion of the invoice amount should be subject to such tax. The Company has provided $329,882 for additional sales tax that may be payable, including interest, to cover the reporting periods from September 1, 2001 to December 31, 2009. It is reasonably possible that management's estimate may change in the near term and such amount could be material. However, management believes that the Company has adequate resources to meet any obligation that may arise as a result of this matter.

Management has engaged legal counsel to represent them in this matter. Counsel has advised management that since the sales tax examination is ongoing, they cannot quantify the resultant liability, if any.

NOTE 8 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 17, 2010 which is the date the financial statements were available to be issued.

FLEXTRADE LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

FLEXTRADE LLC

INDEX TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009
